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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                        AMENDMENT NO. 4 /FINAL AMENDMENT
                                       TO
                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  AMENDMENT TO
                                  STATEMENT ON
                                  SCHEDULE 13D
                                     UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934
                               ------------------

                            WORLD COLOR PRESS, INC.
                        (Exact Name Of Subject Company)

                           PRINTING ACQUISITION INC.
                     An Indirect Wholly Owned Subsidiary of

                             QUEBECOR PRINTING INC.
                                   (Bidders)

        COMMON STOCK, $0.01 PAR VALUE                           98144310-4
       (Title Of Class Of Securities)              (CUSIP Number of Class of Securities)

                            ------------------------

                               LOUIS SAINT-ARNAUD
                   VICE PRESIDENT, LEGAL AFFAIRS & SECRETARY
                             QUEBECOR PRINTING INC.
                            612 SAINT-JACQUES STREET
                            MONTREAL, QUEBEC, CANADA
                                    H3C 4M8
                                 (514) 954-0101
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
                    AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                WITH A COPY TO:
                             JOHN A. WILLETT, ESQ.
                                ARNOLD & PORTER
                                399 PARK AVENUE
                         NEW YORK, NEW YORK 10022-4690
                                 (212) 715-1000

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                        (CONTINUED ON FOLLOWING PAGE(S))
                              (Page 1 of 7 Pages)
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    This Amendment No. 4 amends and supplements the Tender Offer Statement on
Schedule 14D-1 and statement on Schedule 13D (the "Tender Offer Statement") filed on July 16, 1999 by Quebecor Printing Inc. ("Quebecor Printing"), a company amalgamated under the laws of Canada, and Printing Acquisition Inc. ("Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Quebecor Printing, relating to the offer by Purchaser to purchase up to 23,500,000 of the issued and outstanding shares of Common Stock, $0.01 par value (the shares subject to the Offer, as well as all other shares of such Common Stock hereinafter referred to as the "Shares"), of World Color Press, Inc., a Delaware corporation (the "Company"), at $35.69 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 16, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which were filed as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement.

    The Tender Offer Statement is hereby amended and supplemented as follows:

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Item 4(a)-(b) of the Tender Offer Statement is hereby amended and supplemented by the following amendments to the Offer to Purchase:

    The first sentence of the third paragraph of Section 10 of the Offer to Purchase ("Source and Amount of Funds") is hereby deleted and replaced with the following:

    "Substantially all of the capital contributions and advances to be made to Purchaser by QPUSA are expected to be borrowed under the Credit Facilities referred to below."

    The seventh paragraph of Section 10 of the Offer to Purchase ("Source and Amount of Funds") is hereby deleted and replaced with the following:

    "The Credit Facilities contain negative covenants applicable to Quebecor Printing and its subsidiaries, including, without limitation, restrictions on liens and indebtedness of subsidiaries and the following financial covenants:

    - maximum ratio of consolidated debt to consolidated capitalization of (i) 70% from the Tender Offer Funding Date until the date of the Merger, (ii) 65% after the date of the Merger until December 31, 1999, (iii) 60% from January 1, 2000 until December 31, 2000 and (iv) 55% after December 31, 2000, in each case, on the basis of calculations made at the end of each fiscal quarter, starting with the quarter ending June 30, 1999;

    - maximum ratio of consolidated debt to consolidated EBITDA for any period of four consecutive fiscal quarters, starting with the period of four quarters ending on the last day of the quarter which includes the Tender Offer Funding Date, of (i) 4.00 to 1.00 from the Tender Offer Funding Date until the date of the Merger, (ii) 3.75 to 1.00 after the date of the Merger until December 31, 2000, and (iii) 3.00 to 1.00 after December 31, 2000, until Tranche A and Tranche C have been paid in full and cancelled and the ratio of consolidated debt to consolidated capitalization is less than 55% at the end of any fiscal quarter ending after the date of such repayment and cancellation; and

    - minimum ratio of consolidated EBITDA to consolidated Interest Expense of
      3.50 to 1.00 for any period of four consecutive fiscal quarters, commencing with the period of four fiscal quarters ending on June 30, 1999."

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

    As provided in the Merger Agreement, following completion of the Offer, five members of the Company's board of directors resigned and were replaced by the following four designees of Quebecor Printing: Charles C. Cavell, Pierre Karl Peladeau, Christian M. Paupe and Francois Roy. Two of the

                                       2
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Company's directors, Robert G. Burton and Marc L. Reisch remained on the Board of Directors pending completion of the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    The Offer expired at 12:00 midnight, Eastern Daylight Time, on August 19, 1999. Based on information provided by the Depositary, 19,180,695 Shares (or approximately 50.4% of the Shares outstanding) were validly tendered and not withdrawn pursuant to the Offer, including Shares tendered pursuant to notices of guaranteed delivery. Purchaser has accepted for payment all such Shares at the purchase price of $35.69 per share, net to the seller in cash. Upon payment, Purchaser shall have the sole power to vote such Shares. The full text of the press release issued by Quebecor Printing on August 20, 1999, announcing the expiration of the Offer attached hereto as Exhibit (a)(11) is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION

    Section 10 of the Offer to Purchase ("Source and Amount of Funds") is amended as set forth in ITEM 4 above.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

    (a)(11) Text of Press Release issued on August 20, 1999.

    (b)(2) Revolving Credit Agreement dated as of August 12, 1999 (the "Revolving Credit Agreement") among Quebecor Printing (USA) Holdings Inc. as Borrower, Quebecor Printing and Quebecor Printing Holding Company as Guarantors, a syndicate of Lenders, Royal Bank of Canada as Lead Arranger and Administrative Agent, and Banc of America Securities LLC, Bank of Montreal and Canadian Imperial Bank of Commerce as Arrangers and Co-Syndication Agents.

    (b)(3) Term Loan and Non-Revolving Credit Agreement dated as of August 12, 1999 (the "Term Loan") among Quebecor Printing (USA) Holdings Inc. as Borrower, Quebecor Printing and Quebecor Printing Holding Company as Guarantors, a syndicate of Lenders, Royal Bank of Canada as Lead Arranger and Administrative Agent, and Banc of America Securities LLC, Bank of Montreal and Canadian Imperial Bank of Commerce as Arrangers and Co-Syndication Agents.

    (b)(4) First Amendment to the Revolving Credit Agreement dated as of August 18, 1999.

    (b)(5) First Amendment to the Term Loan dated as of August 18, 1999.

                                       3
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                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 20, 1999

                                QUEBECOR PRINTING INC.

                                By:  /s/ CHRISTIAN M. PAUPE
                                     -----------------------------------------
                                     Name: Christian M. Paupe
                                     Title: Executive Vice President

                                PRINTING ACQUISITION INC.

                                By:  /s/ CHRISTIAN M. PAUPE
                                     -----------------------------------------
                                     Name: Christian M. Paupe
                                     Title: Treasurer

                                       4
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                                 EXHIBIT INDEX

EXHIBIT NO.                                           DESCRIPTION                                               PAGE
-----------  ----------------------------------------------------------------------------------------------     -----

    (a)(1)   Offer to Purchase dated July 16, 1999.*.......................................................

    (a)(2)   Letter of Transmittal.*.......................................................................

    (a)(3)   Notice of Guaranteed Delivery.*...............................................................

    (a)(4)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*............

    (a)(5)   Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
               Nominees.*..................................................................................

    (a)(6)   Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*.......

    (a)(7)   Summary Advertisement as published in The Wall Street Journal and the New York Times on July
               16, 1999.*..................................................................................

    (a)(8)   Text of Press Release issued by Quebecor Printing and the Company on July 12, 1999.*..........

    (a)(9)   Text of Press Release issued on July 28, 1999.*...............................................

   (a)(10)   Text of Press Release issued on August 13, 1999.*.............................................

   (a)(11)   Text of Press Release issued on August 20, 1999...............................................

    (b)(1)   Arrangement Letter (including the related term sheets and waiver letters) dated as of July 12,
               1999 from Royal Bank of Canada, Bank of America Canada, Bank of Montreal and Canadian
               Imperial Bank of Commerce.*.................................................................

    (b)(2)   Revolving Credit Agreement dated as of August 12, 1999 (the "Revolving Credit Agreement")
               among Quebecor Printing (USA) Holdings Inc. as Borrower, Quebecor Printing and Quebecor
               Printing Holding Company as Guarantors, a syndicate of Lenders, Royal Bank of Canada as Lead
               Arranger and Administrative Agent, and Banc of America Securities LLC, Bank of Montreal and
               Canadian Imperial Bank of Commerce as Arrangers and Co-Syndication Agents...................

    (b)(3)   Term Loan and Non-Revolving Credit Agreement dated as of August 12, 1999 (the "Term Loan")
               among Quebecor Printing (USA) Holdings Inc. as Borrower, Quebecor Printing and Quebecor
               Printing Holding Company as Guarantors, a syndicate of Lenders, Royal Bank of Canada as Lead
               Arranger and Administrative Agent, and Banc of America Securities LLC, Bank of Montreal and
               Canadian Imperial Bank of Commerce as Arrangers and Co-Syndication Agents...................

    (b)(4)   First Amendment to the Revolving Credit Agreement dated as of August 18, 1999.................

    (b)(5)   First Amendment to the Term Loan dated as of August 18, 1999..................................

    (c)(1)   Agreement and Plan of Merger dated as of July 12, 1999 among Quebecor Printing, Purchaser and the Company.*...............................................................................

    (c)(2)   Tender, Voting and Option Agreement dated as of July 12, 1999 among Quebecor Printing, KKR
               Partners II, L.P., APC Associates, L.P., GR Associates L.P., KKR and Robert G. Burton, Marc
               L. Reisch, Jennifer L. Adams, Robert B. Lewis and James E. Lillie.*.........................

    (c)(3)   Confidentiality Agreement dated June 28, 1999 between Quebecor Printing and the Company.*.....

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
EXHIBIT NO.                                           DESCRIPTION                                               PAGE
-----------  ----------------------------------------------------------------------------------------------     -----
    (c)(4)   Stock Option Agreement dated as of July 12, 1999 between Quebecor Printing and the
               Company.*...................................................................................

    (c)(5)   Registration Rights Agreement dated as of July 12, 1999 between Quebecor Printing and KKR
               Partners II, L.P., APC Associates, L.P., GR Associates L.P., KKR Associates.*...............

       (d)   Not applicable................................................................................

       (e)   Not applicable................................................................................

       (f)   Not applicable................................................................................

*   Previously filed.